

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2013

Via E-mail
Andrew Whipple
Chief Financial Officer
Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, MO 63044

> **Re:** **Zoltek Companies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2013**
> **File No. 000-20600**

Dear Mr. Whipple:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Opinion of Zoltek's Financial Advisor, page 34

1. Please send us copies of the board books and any other materials provided by the financial advisors to assist the Board of Directors in evaluating the transaction. Also provide us a copy of the engagement letters. Finally, please provide copies of any financial projections used in preparing the fairness opinions or provided by either party to the other.

2. We note your reference in the first sentence of the second paragraph on page 40 to the summary of *certain* material financial analyses. Please revise to clarify, if true, that the disclosure to which you refer includes all material financial analyses utilized by the financial advisor.

3. We note your statement in the last paragraph on page 41 advising investors not to rely on the forecast. Please tell us why you believe you can disclaim responsibility for your

disclosure. Also, please tell us why you believe it is appropriate to tell investors not to rely on the disclosure if (1) you provided the information to the acquirer to use in connection with evaluating the transaction and (2) your financial advisor relied on the forecast to provide an opinion on which your Board relied and which you describe in this document to provide investors a basis for their voting decisions.

<u>Zoltek Summary Internal Consolidated Financial Forecast, page 42</u>

4.   We note your disclosure in the footnote to the table on this page that you provided J.P. Morgan "extrapolations of the forecast for the period ending with fiscal 2022." Please revise to disclose your projections on which J.P. Morgan relied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Andrew J. Klinghammer, Esq.
                Thompson Coburn LLP